Exhibit 99.1

BMO’s Code of Conduct

BMO’s Code of Conduct

Table of Contents

Contents

Chair Message	4

CEO Message	4

What is the Code?	5

Our Shared Values	5

Doing What’s Right: Making Decisions	6

Our Five Commitments	8

Embracing Diversity, Equity and Inclusion	9

Respecting Human Rights	9

Fostering Respectful and Safe Workplaces	10

Environmental and Social Impacts	11

Conflicting Requirements?	13

Anti-Bribery and Anti-Corruption Requirements	13

Anti-Money Laundering and Anti-Terrorist Financing	14

Competing Fairly	14

Trading Securities	15

Legal and Regulatory Requirements	16

BMO Policies	16

Safeguard our Reputation	17

Social Media Use	17

Responsible Use of Artificial Intelligence	18

Protect BMO Information	18

Working with Customer and Employee Information	18

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Disclosing Information about BMO	19

Reporting Material Information about BMO	19

BMO-Approved Communications Channels	20

Managing Information	20

Cyber Security Threats	21

Protect BMO Property and Assets	22

Maintaining a Customer Focus	23

Managing Conflicts of Interest	23

Misuse of Position	24

Outside Activities	24

Personal Investments and Financial Dealings	26

Personal Relationships	27

Gifts, entertainment, other benefits, and payments	28

Politics and Public Officials	28

Corporate Opportunities	28

Where to Speak Up!	31

Investigations and Audits	31

What Happens after You Speak Up?	32

Manager Accountabilities (Creating a Safe Space)	33

Retaliation	33

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BMO’s Code of Conduct

Message from the Board Chair

George A. Cope

Chair of the Board

BMO has built its reputation on a strong foundation of ethical business practices, client service culture, and our track record of responsible risk management.

Our customers, our employees, our shareholders and people in the communities where we live and work expect us to consistently engage in ethical business practices, continually demonstrate an ethical culture and ethical behaviour, and carefully manage how personal information is handled and used, no matter how technology changes.

Everyone at BMO is required to follow the Code of Conduct, including your Board of Directors. We share a commitment to stay true to our core values in everything we do.

On behalf of your Board of Directors, thank you for your support and commitment.

Message from the Chief Executive Officer

Darryl White

Chief Executive Officer

It is essential that every member of Team BMO read and understand our Code of Conduct.

This important document guides your actions and decisions, and it empowers you to speak up when something doesn’t seem right. We each have a role to play in competing ethically and responsibly, and the Code is a critical resource.

The Code represents who we are and sets out the things that we do – and the things that we will not do, under any circumstances.

Following our Code of Conduct and doing what’s right is core to our Purpose, to Boldly Grow the Good in business and life. As we compete to win, how we achieve our goals is just as important as the outcome. Upholding our Code of Conduct ensures we are acting with integrity, recognizing that the right choice is not always the clear choice, nor the easy one.

Thank you for your leadership and your commitment to our high ethical standards.

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It’s Up To All Of Us

What we achieve as a business is important, but how we get there matters just as much.

People choose to work at and do business with BMO because of our ethical business practices, strong governance, responsible risk management and our commitment to doing what’s right. We work hard to preserve our reputation, and we hold everyone associated with BMO responsible for safeguarding it.

What is the Code?

BMO’s Code of Conduct (the Code) outlines the commitments and performance standards that are expected of us and describes how we meet those expectations. It guides us to do the right thing while delivering on our Purpose to Boldly Grow the Good in business and life and providing exceptional experiences for our customers, employees and communities.

The Code applies to everyone that works at BMO as well as members of the boards of directors of BMO and its direct and indirect subsidiaries across the globe. We do not grant or approve waivers to our Code. Every employee is required to complete our mandatory annual Ethics, Legal and Compliance Training (ELCT) program and confirm they have read, understood, complied with, and will continue to comply with, the Code.

Breaching the Code damages our repuatation, exposes our business to risk, and may lead to legal and regulatory consequences. There will also be consequences, up to and including termination of employment, for violating the Code or failing to complete our ELCT program.

We also expect suppliers who work with us to follow similar principles and share our commitment to ethics and integrity as set out in our Supplier Code.

The terms “we”, “our”, “us” “everyone” refer collectively to all BMO employees, contractors, contingent workers, and BMO Board members globally. “BMO” means Bank of Montreal and its subsidiaries.

Our Shared Values

Our reputation and success come from living our shared values every day and earning the respect of people we work with and the customers and communities we serve.

Our Code and commitment to high standards of ethical conduct are firmly rooted in our shared values. These values unite us across business groups, cultures and geographies and define who we are and what we stand for as an organization.

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Integrity: Do what’s right.

Empathy: Put others first.

Diversity: Learn from difference.

Responsibility: Make tomorrow better.

This Code outlines the commitments we’ve made to put our values into action. It shows us how to do our jobs ethically and maintain the respect of our colleagues, customers and the communities we serve.

We Lead by Example

At BMO we are committed to doing the right thing and exemplifying a culture of integrity, good character and ethical behaviour. Our Board and CEO set the tone for our culture of integrity by demonstrating a commitment to follow our values and Code, and support those that speak up when something doesn’t seem right.

We hold leaders to a higher standard because they play an important role in shaping our culture of integrity. Leaders at all levels are required to role model and promote our values and the behaviours outlined in our Code, protect those who speak up from retaliation and hold others accountable when their behaviours don’t meet our expectations.

Doing What’s Right: Making Decisions

Good choices, strong culture

Our reputation is one of our greatest assets and everyone has a role in building and maintaining it. Every interaction and decision that we make is a reflection – either positive or negative – on our brand and reputation. We must consider the impact of our actions and decisions, stay objective, avoid bias and maintain a commitment to doing the right thing, always.

Our Code is our guide for ethical behaviour, but it doesn’t address every situation that you will encounter. There will be times when you are faced with difficult choices and the right answer will not always be clear. You may be tempted to make a quick decision or take the easy way out. These are the moments when it’s critical to use good judgment and stop to consider the potential consequences of your choices.

Before proceeding, ask yourself a few key questions.

What is your inner voice telling you?

What if your decision made tomorrow’s media headline?

What would those closest to you think?

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BMO’s Code of Conduct

If you are uncomfortable or simply unsure, do not proceed and take more time to consider your decision. If you second guess your decision or try to justify it by claiming it’s harmless or victimless, it’s very likely not the right thing to do.

If you’re not sure, ask!

Admit you don’t have the answers. Ask questions. Get more information. Your manager is usually the first place to get assistance or raise a concern. You can also consult our Speak Up! Playbook for information about the internal support teams that can help.

BMO’s culture is open – this means we are fair, transparent and accountable. Employees can voice concerns without fear of retaliation. We do not tolerate retaliation against anyone who reports a concern, supports an employee to report a concern, or participates in an investigation. Retaliation violates the Code, and it is also against the law in some of the jurisdictions where we operate. The Speak Up! Playbook and Whistleblower Process explain how BMO protects employees against retaliation.

What is your inner voice telling you?

Make sure that you also read and understand the Corporate Policies, Corporate Standards, Operating Procedures, Directives and subsidiary policies and processes (collectively, BMO Policies) that apply to your position as they contain more detailed information and requirements. Together with the Code, they help us do our jobs ethically, efficiently and responsibly.

Do your part.

If your role involves leading or managing people, we expect you to:

●	Understand our values and the Code and promote awareness within your team.

●	Recognize employees for doing the right thing.

●	Ensure your team completes mandatory training on time, every time.

●	Treat everyone with respect and behave in a way that reflects our values, both in and outside the workplace.

●	Know what to do when employees raise questions and concerns, and where to go for answers when escalation is appropriate or required.

●	Never retaliate against anyone who raises a concern.

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Our Commitments

Our Code has five commitments rooted in our values that we must understand, agree to, and follow:

1.	Make a Positive Impact

We embrace diversity, equity and inclusion, treat others with respect, and make meaningful impacts on our customers, employees and communities.

2.	Do What’s Right

We conduct business with integrity and follow the letter and spirit of the law and BMO Policies.

3.	Protect our Brand

We safeguard our reputation, information, assets and property.

4.	Avoid Conflicts

We are customer focused and use good judgment to manage conflicts of interest.

5.	Speak Up!

We speak up when something doesn’t seem right and support others who raise concerns.

“The importance of following our Commitments and doing the right thing can’t be overstated. We all have an important role to play in protecting, preserving and enhancing our reputation through ethical business practices. I’m here as Chief Ethics Officer, along with the rest of leadership team, to lead by example and support you in doing the right thing, always.”

Ula Ubani

Chief Ethics Officer

Commitment 1: Make a Positive Impact

We embrace diversity, equity and inclusion, treat others with respect, and make meaningful impacts on our customers, employees and communities.

Covered in this Commitment: Diversity, Equity & Inclusion; Human Rights; Respectful and Safe Workplaces; Environmental and Social Impacts

We care about making a positive impact in the lives of our employees, customers, and communities – so much so that we’ve made it our Purpose to Boldly Grow the Good in business and life.

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Embracing Diversity, Equity and Inclusion

Diversity is one of our shared values. We have an inclusive culture that welcomes and supports people from all backgrounds, perspectives and communities. We are committed to building a workplace that reflects the customers and communities we serve, a place where unique backgrounds, perspectives and experiences are celebrated, every person has equal access to opportunities and advancement, and everyone feels they belong.

We have policies in place regarding workplace accommodations or additional support to employees to help them succeed at work. We take accessibility feedback into account and make available the tools and resources to assist each employee to contribute to their full potential.

LEARN MORE:

See Accessibility at BMO, Workplace Accommodation – Canada, Workplace Accommodation – U.S.

We prohibit discrimination on grounds of ethnicity, race, disability, age, religion, gender identity, sexual orientation, or any other reason protected by law.

How can you demonstrate inclusion and be an ally?

●	Acknowledge, embrace and be open to learning from our differences.

●	Educate yourself, learn to recognize and be aware of your own unconscious biases.

●	Actively listen to understand, be supportive and respect different perspectives and viewpoints.

●	Foster an environment where people are open to talking about and accepting differences.

●	Be an advocate for under-represented customers, employees and communities to drive inclusion and equitable growth opportunity for everyone.

Respecting Human Rights

We respect human rights and stand against all forms of modern slavery and human trafficking. We comply with applicable employment standards and human rights legislation in the jurisdictions where we operate and have policies, procedures and practices to support our commitment to human rights and the fair and equitable treatment of all people.

We engage with suppliers and other business partners who commit to operating in a manner consistent with our values. BMO’s Supplier Code sets out the standards that we expect our suppliers to meet in respecting human rights, upholding ethical business practices and complying with the law.

LEARN MORE: Statements on Human Rights and Modern Slavery and Human Trafficking

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Fostering Respectful and Safe Workplaces

We all need to be aware of how we speak, act, and treat each other. We must act with integrity. Our behaviour and communications must be respectful, professional and align with the Code. We all need to feel respected, valued and heard.

Employee wellness and safety come first. We take reasonable and necessary precautions to ensure our offices and branches remain safe places for our employees and customers. We prohibit and take appropriate action against behaviour that compromises our safe and respectful workplace, including harassment, discrimination, violence (physical and verbal), bullying, intimidation and retaliation.

BMO has operating procedures that aim to create a safe and inclusive workplace for all. These include, but are not limited to, programs regarding health and safety, anti-harassment, bullying and victimization at work, resolution programs and grievance procedures, workplace violence, employee protection plans, drug-free workplace programs, drug and alcohol guidelines, and employee wellness programs, resource groups and flexible work arrangements.

QUICKFACT

Employee Assistance Program (EAP): TELUS Health EAP is a confidential service available to BMO employees 24 hours, 7 days a week and offers a wealth of resources, information and personal support services. Visit Contacting the EAP on the HR Intranet for more information.

Speak Up! if you witness or experience harassment or inappropriate behaviour from a colleague, customer, service provider or anyone else associated with BMO that you interact with either virtually, or at our offices, branches, whether during or outside of work hours. You should also promptly report any harassment allegations made against you to your manager, and Employee Relations via the Human Resources Centre.

QUICKFACT

Employees can report any physical security concerns such as workplace disruptions, property damage, and lost or stolen bank equipment to the Physical Security Contact Centre at 1-800-268-9373.

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LEARN MORE:

Statement on Health and Wellbeing, Operating Procedures (P&P) on HR Intranet, Employee Relations, Physical Security

Did you know?

The word “harassment” is used often, but not all uncomfortable interactions are harassment. Minor workplace conflicts or disagreements, constructive feedback and challenge, performance management and other reasonable management action is not harassment, discrimination or retaliation. Harassment includes spreading malicious rumors or gossip about an individual or group; bullying; threats; unwelcome physical or sexual contact; offensive remarks or demeaning statements about a person’s sex, gender identity, body, clothing, appearance, or other characteristics protected by law, whether directed at an individual or made generally.

Environmental and Social Impacts

We consider the environmental and social impacts of our decisions and take steps to manage our exposure to environmental and social risks across our lines of business.

We are committed to doing our part to build a foundation for a more sustainable future through:

Sustainable finance – leveraging our lending, underwriting, advisory and global markets products and services, and sharing our expertise to help our customers achieve their sustainability goals.

Climate change – our ambition is to be our customers’ lead partner in the transition to a net- zero world – supporting them through the climate transition with forward-looking solutions that can drive real progress toward a net-zero future.

Operational efficiency – furthering our efforts to reduce the environmental impact of BMO’s business operations, enhancing operational efficiency across the enterprise.

Sustainable procurement – enhancing our procurement practices, maximizing the positive environmental and social impacts of our supply chain and purchasing programs, and minimizing any adverse effects.

Environmental and social risk management – managing exposures to environmental and social risks across BMO’s operations and lines of business, our customers, employees and suppliers.

We are also helping to build positive and sustainable change in our communities through our corporate initiatives, donations, and sponsorships, as well as our employee giving and volunteering programs. Giving back is an essential part of our culture at BMO, and one of the many ways we make a positive impact on local, national, and global challenges. Community Support includes financial and non-financial (e.g. employee time) donations to non-profit, charitable and social impact focused organizations.

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If you are involved in a Community Support request, you must adhere to the Code, Managing Employee Conflicts of Interest Operating Directive and Community Giving Guidelines, which require that you:

●	Exclude yourself from the request and approval process, and do not use your position to influence funding decisions if you have a personal connection to the requesting organization.

●	Do not direct the disbursement of support funds or accept control or ownership of the Community Support program, activity or initiative.

Consider potential reputational risk to BMO and ensure Community Support is directed at reputable organizations and programs that align to BMO’s Purpose and Values.

LEARN MORE: Our Impact, Sustainability and Climate Reporting

Annual Employee Giving Campaign: Reminder for Managers

Creating excitement and energy during the annual campaign is important and encouraged, but please remember:

●	A core tenet of employee giving is choice. Employees should never be required to participate or donate a specific amount, asked if they’ve donated, or asked to provide proof of donation.

●	Any employee giving pledge incentives and any contests that you run must comply with relevant laws and the BMO Employee Giving Incentive and Contest Considerations, which prohibit sourcing prizes from external parties (i.e. vendors or customers).

LEARN MORE: Employee Giving

Commitment 2: Do What’s Right

We conduct business with integrity and follow the letter and spirit of the law and BMO Policies.

Covered in this Commitment: Anti-Bribery and Anti-Corruption; Anti-Money Laundering and Anti-Terrorist Financing; Compete Fairly; Trading Securities; Legal and Regulatory Requirements; BMO Policies

The Code is BMO’s ethical compass and the foundation of all our policies and procedures. Our long-term success relies on what we do and how we do it. In our highly regulated industry, we must act with integrity and adhere to laws, rules, regulations, policies and procedures to maintain the respect of our customers, employees and communities, and protect our brand.

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What if there are Conflicting Requirements?

If following the Code would cause you to violate

the law, follow the law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location is subject to regulatory requirements or BMO Policies that are more restrictive than the Code, follow the more restrictive requirements. Ask your manager for guidance if there are conflicting requirements.

Did you know?

The Code also supports BMO’s Risk Culture – our shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Four guiding principles indicate the health of our Risk Culture across the bank: Tone from the Top, Accountability, Effective Communication and Challenge, and Incentives.

LEARN MORE: See ERPM Central - Risk Culture at BMO

Remember, following the law, rules, regulations and policies means more than just adhering to the strict wording of each requirement – it also includes following the underlying principles and intention behind it.

Anti-Bribery and Anti-Corruption Requirements

Comply with all anti-bribery and anti-corruption (ABAC) laws and regulations applicable in jurisdictions in which BMO operates. Follow the principles in BMO’s Anti-Bribery and Anti-Corruption Operating Directive.

●	Do not accept or offer bribes, kickbacks or facilitation payments, and do not engage in other corrupt practices. We are prepared to forego sales, contracts and other business advantages if necessary to maintain our commitment to conducting business with integrity and in full compliance with ABAC laws.

●	Ensure suppliers are aware of, understand and respect the principles of BMO’s Supplier Code.

●	Promptly report any suspected corrupt activities to Anti-Corruption, Ethics or through the anonymous Speak Up! Service.

LEARN MORE: See BMO’s Statement on Anti-Bribery and Anti-Corruption

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Anti-Money Laundering (AML) and Anti-Terrorist Financing requirements

● Comply with regulatory and AML Program requirements on anti-money laundering, anti- terrorist financing and sanctions measures.

● Know your customer and collect all required customer information.

● Do not provide financial services or advice contrary to law and AML Program requirements, and do not help customers evade these requirements.

● Report unusual activities as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Customers must not be told that their activities are being reported.

Compete Fairly

Follow all laws and BMO Policies that protect fair competition (competition/antitrust laws). Remember to seek legal advice before entering into any agreement or understanding with a competitor or sharing any information which could be competitively sensitive. Do not enter into agreements or understandings with competitors if they are about prices, fees, rates, markets, customers, products or services. Understandings with any other employer about hiring practices, compensation or other key employment terms are also prohibited. Both types of agreements may also be criminal.

●	Be mindful of the Trade Association and Industry Group Guidance if you are participating in a trade association or other industry group activity, or in any interaction with a competitor. If prohibited topics arise, speak up and say you will not participate in the discussions.

●	Be cautious and seek legal advice when engaging in business activities that might reduce competition.

●	Do not share any non-public information about BMO’s business.

●	Ensure that BMO’s advertising and public statements are never misleading and that we follow laws and BMO Policies relating to advertising and marketing.

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●	Always follow the Competition/Antitrust Directive. Promptly contact the Competition/ Antitrust Office or Ethics (directly at ethics@ bmo.com or through the anonymous Speak Up! Service) if you have concerns.

LEARN MORE: Fundamentals of Competition/Antitrust: Interactions with Competitors and Other Employers

CASE STUDY

What if you’re asked to share competitively sensitive information?

I attend a regular meeting of professionals in the financial services industry, some of which are former BMO employees and friends. Usually these meetings focus on general industry trends, regulatory updates and the like. Often, we go for dinner afterwards to socialize. Recently at one of these dinners, a friend who works at a competing financial services company suggested that we exchange information on a topic that I know is confidential and which relates to BMO’s competitiveness. By doing this, my friend said that we might be able to “help each other perform better”. This does not feel right. I’m not sure how to respond.

If you are approached by a competitor on a subject that you feel could be improper, you must make it clear to them that you are not interested in participating any further and promptly report the incident to Competition.Antitrust@bmo.com. You can also report concerns through BMO’s confidential and anonymous Speak Up! Service.

Trading Securities

● Do not engage in trading activities that attempt to manipulate or undermine the integrity of capital markets.

● Do not use material non-public information or share it with others inappropriately. Do not trade securities (including BMO securities) based on material, non-public information – that is, information which could have a significant effect on the market price or value of a security which has not been publicly disclosed. These actions violate securities regulations, as well as our Code.

● Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.

● Do not engage in any trades or transactions that could mislead or result in a lack of transparency for customers or in the markets.

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● Certain employees are also subject to separate policies governing the treatment of potentially material non-public information. Ensure you comply with any BMO Policies that apply to your role.

LEARN MORE: See Employee Personal Trading and the Personal Trading in Securities and the Prevention of Insider Trading Operating Directive.

Legal and Regulatory Requirements

● Comply with laws, rules and regulations, in addition to any Voluntary Codes of Conduct and Public Commitments that BMO has agreed to.

● Do not commit crimes or engage in financial misappropriation — including embezzlement, insider trading, kiting, float creation, forgery, tax evasion, benefit fraud or other improper use of funds, property or other assets. Do not help others do these things.

Did you know?

You must promptly notify Employee Relations if you are convicted of or have agreed to enter a pretrial diversion or a similar program related to charges involving dishonesty, breach of trust, money laundering or any criminal offence that is relevant to your job. Employee Relations will then guide and advise you on next steps, if any. Employees who are registered with a regulator are subject to more stringent rules around the disclosure of criminal charges and may need to disclose those as soon as a criminal charge is issued. Follow BMO Policies and regulatory requirements applicable to your line of business or role.

BMO Policies

Understand and comply with BMO Policies as they apply to your position. Remember that they have been developed with legal, regulatory, business and risk management considerations in mind. By following BMO Policies, we can confidently and quickly help our customers meet their needs and deliver a great customer experience while minimizing the potential for risk and loss.

LEARN MORE: Refer to the Corporate P&P library to browse or search circulars, policies and procedures. Each line of business also develops targeted policies that provide specific guidance around issues that arerelevant to its business and customers. Be aware of any specific policies that apply to your role, as they contain more detailed information and requirements (available in the LOB Portals).

Commitment 3: Protect our Brand

We safeguard our reputation, information, assets and property.

Covered in this Commitment: Reputational harm; Social Media Use; Responsible Use of Artificial Intelligence; Protecting Confidential Information; Working with Customer and Employee Information; Approved Channels for Business Communications; Managing Information Securely; Cyber Security Threats; Protecting BMO Property

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Safeguard our Reputation

Reputation is one of our most valuable assets. Protecting and maintaining it can increase shareholder value, reduce cost of capital, and improve employee engagement. Harm to our reputation may reduce revenue, customer loyalty and share price. We could also face costly litigation, regulatory sanctions and additional regulatory oversight resulting from misconduct.

We are accountable for our personal and professional conduct, both inside and outside of work. Our personal and professional images are linked and your conduct outside the workplace may reflect on BMO and harm our reputation.

Understand ways to manage reputation risk, including:

● Think carefully before you act about the impact and potential consequences of your decisions (refer to our Doing What’s Right model).

● Conduct yourself ethically and with integrity in accordance with the Code and all applicable laws.

● Consider reputation risk when developing and implementing strategy, operating businesses, operating control processes and managing risks generally.

● Proactively assess risk across industries, product lines and revenue streams to identify early warning signs, manage concentrations and take action.

Social Media Use

Your use of social media can affect you personally and professionally, expose BMO to reputational, legal, and regulatory risks, and harm our brand. Ensure that your actions online are respectful and in accordance with the Code, BMO’s Social Media Guidelines, and any social media guidelines or other policies that apply to your business unit. Unless you have been specifically authorized to do so by Media Relations or the Enterprise Social Media Team, do not post about BMO products and services on social media or use social media to communicate about BMO business.

Use good judgment and be mindful – prior to posting, ask yourself if others might be offended by your posts or those that you share or like. Social media posts, shares, likes or other content that include discriminatory remarks, harassment, threats of violence or similar inappropriate or unlawful conduct will not be tolerated and may subject employees to disciplinary action, including termination.

LEARN MORE: Reputation Risk Corporate Standard, Risk Culture at BMO, BMO’s Social Media Guidelines, Acceptable Use Standard

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BMO’s Code of Conduct

Responsible Use of Artificial Intelligence (AI)

The growth of AI in recent years provides exciting opportunities for BMO, but as with the early adoption of any new technology, we must be mindful of the fact that its misuse could impact BMO’s reputation and customer confidence, in addition to having legal, regulatory and financial impacts:

●	Always adhere to the principles in our AI Risk Directive (Responsible AI principles), by only creating and using AI systems that are fair, accountable, transparent and secure.

●	External AI chatbots, such as ChatGPT, are not approved for use for BMO purposes. Generative AI (including chatbots) is an emerging technology and while Responsible AI principles still apply, the bank considers use on a case-by-case basis subject to additional scrutiny and enhanced risk management protections.

LEARN MORE: AI Risk Directive; Analytics Risk Directive; Data Risk Directive, BMO’s Cyber Security Acceptable Use Standard

Protect BMO Information

Protect BMO’s non-public information, including of our customers, suppliers, and employees (past, present and those we are engaged with as prospects). Appropriately manage information that is protected by contractual terms and confidentiality or non-disclosure agreements. Comply with all laws that concern collecting, using, disclosing, retaining, disposing of and allowing access to personal information. Do not send any confidential or proprietary information to your personal email or device.

Working with Customer and Employee Personal Information

Follow all privacy laws and BMO Policies on personal information. Use and disclose this information only for the specific purpose for which it was collected. Always get consent before using or disclosing an individual’s information unless BMO already has the individual’s consent or unless otherwise permitted by law.

Accessing customer or employee information without a valid business purpose is never allowed

– it is a privacy incident and a violation of our Code. This includes accessing accounts of family members, friends, colleagues and other individuals without a business purpose, and accessing your own accounts outside of self-serve customer channels (e.g. Online Banking). Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s Privacy Risk Directive and Cyber Security Acceptable Use Standard.

BMO is also required to keep a record of each privacy incident, so remember to report any instance of unauthorized access to employee or customer information to the Privacy Office.

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Disclosing Information about BMO

Do not disclose non-public information to anyone except in accordance with BMO’s Disclosure Standard. Only authorized spokespersons may communicate to the investor community and the media about BMO and its financial results.

Any inquiries you receive, including those from the investment community or media, should be directed to the Head, Investor Relations or the Chief Communications and Social Impact Officer, as appropriate.

Under BMO’s Disclosure Standard, BMO’s disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information is gathered and reported to senior management so that appropriate decisions can be made regarding public disclosure in accordance with applicable securities legislation.

Reporting Material Information about BMO

All developments, facts or changes you are aware of that could reasonably be considered material to BMO must be promptly communicated following the escalation processes detailed in BMO’s Disclosure Standard.

Did you know?

BMO monitors personal banking, investment and loan accounts, security access cards, systems and applications that store and send information (servers, networks, email, internet browsing, etc.), as well as personal mobile devices enrolled in BYOD, to identify inappropriate activity, unauthorized access and to ensure we are meeting policy and business requirements. For example, you are never permitted to look at:

-	Account transactions to see how much your colleague earns or what bonus amount they received

-	A child’s account balances to see if they have enough money to cover school expenses

-	A friend’s address to send them a gift

-	Account balances to see if a cheque you received from a BMO account holder is going to clear

-	Account transactions to see what your current or former partner is up to

There are serious consequences for accessing customer or employee information without a valid business purpose.

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BMO’s Code of Conduct

Use only BMO-Approved Channels for Business Communications

Business communications must only be conducted through the BMO approved and controlled channels and applications outlined in our Communication Guidance and associated directives and policies. Employees must only use devices approved by their operating group for business activities and communications (e.g. corporate-owned devices and BYOD for some operating groups). Some of our businesses are subject to more stringent rules regarding the devices that are permitted for business communications – employees should be familiar with the BMO Policies applicable to their operating group.

What are Business Communications?

Business communications include any customer or prospective customer communications as well as any other communications, whether internal or external, about BMO products, services, processes or strategies.

CASE STUDY

Business communications must be on approved communication channels

A friend that you’ve known for many years recently left their role at another firm and started a new role with BMO. You regularly spend time together outside of work and communicate through messaging apps on your personal phones which are not approved BMO devices. As the weekend is approaching you message each other to make plans for Saturday night, but the chat transitions to a customer matter that you are both working on.

As a BMO employee, you are only permitted to conduct business communications on approved communication channels. In this example, texting with your friend about business-related matters on a non- approved BMO phone is a direct violation of BMO Policies and our Code. Please refer to the Communication Guidance that sets out approved channels for each line of business.

Managing Information

Comply with BMO Policies to ensure the accuracy, completeness and proper maintenance of records, data and information that BMO owns, creates, collects, uses, and manages, in all types of media.

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You must:

● Maintain and dispose of records according to BMO’s Records Retention schedule, unless they are subject to a legal hold that requires you to keep them longer and exempts them from the retention schedule, disposal projects, or any annual clean up campaigns.

● Ensure all communications are professional and respectful. Remember that others may review any record you create, including email and virtual chat messages.

● Share and store BMO information in accordance with BMO’s Permission Guide.

● Ensure BMO content, products, services, processes, systems and technologies do not violate the intellectual property rights (patents, copyrights, trademarks, trade secrets) of others.

Be Alert to Cyber Security Threats

Be alert to external security threats to BMO information and information entrusted to us — don’t put this information at risk. You must always protect BMO information. When accessing BMO’s network remotely you must use BMO’s Virtual Private Network (VPN) to protect yourself and BMO against potential breaches of our security. When sending email with confidential and highly sensitive information to external recipients it must be encrypted via [PROTECT]. Information must be retained or disposed of securely and in accordance with BMO Policies.

Fraudsters are more sophisticated than ever and using technology, including AI to make their phishing communications appear more legitimate. Be suspicious, slow down and always consider if a request is uncharacteristic of the sender or out of the ordinary. When in doubt don’t click or respond. Report suspicious emails to BMO’s IsIt.Safe service.

LEARN MORE: FCU Security Best Practices Guide, Data Loss Prevention (DLP), BMO’s Data Management Protection Standard, BMO’s Records Retention Schedule

Did you know?

All incoming email at BMO is scanned by our enterprise email security systems for known or suspected malicious activity (such as phishing campaigns), and each month more than 14 million emails are blocked. You can help protect BMO by reporting suspicious emails to BMO’s IsIt.Safe service. Visit the FCU Security Center for cyber security tips and more information about reporting incidents that don’t seem right.

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BMO’s Code of Conduct

Protect BMO Property and Assets

●	Protect & respect BMO’s intellectual property rights (patents, copyright, trademarks and trade secrets), which extends to everything you create in the course of your employment at BMO or by using BMO data, BMO information or BMO resources.

●	Use BMO property (such as phones, computer networks, devices, applications and software) only for legitimate business purposes. Do not install unauthorized software or storage devices on BMO- owned computers and devices.

●	Do not use BMO property to transmit, view, generate, print, retrieve, download, or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually oriented literature or chain letters). Follow BMO’s Acceptable Use Standard when using BMO property and assets.

●	Protect BMO systems and assets, as well as those of BMO’s suppliers, against improper use, theft, and misappropriation.

Protecting BMO Devices - Best Practices:

●	Leave your computer on overnight to allow updates to be installed.

●	Use strong passwords that comply with BMO’s Strong Password Guidelines.

●	Always lock your computer screen when you leave your desk, whether you are in a BMO office or working from locations outside of BMO offices.

●	Only use BMO approved devices for BMO- related work.

●	Avoid using public Wi-Fi networks or public USB charging stations, and never use public Wi-Fi to access sensitive information.

Off-Boarding Requirements

When your employment at the bank ends, you must return all BMO property and assets. You continue to be prohibited from sending BMO idential or proprietary information to your personal email, retaining copies of confidential information, or misusing BMO assets and information which would include any customer related information. Managers are responsible for minimizing the risk of data loss by ensuring that physical assets are collected, access is removed and offboarding requirements are completed.

Commitment 4: Avoid Conflicts

We are customer focused and use good judgment to manage conflicts of interest.

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BMO’s Code of Conduct

Covered in this Commitment: Maintaining a Customer Focus; Managing Conflicts of Interest; Misuse of Position; Outside Activities; Personal Investments and Financial Dealing; Personal Relationships; Gifts and Entertainment; Politics and Public Officials; Corporate Opportunities

Maintaining a Customer Focus

We are committed to helping our customers make real financial progress, and driving positive change for a sustainable future, a thriving economy and a more inclusive society. Our customers are at the centre of everything we do.

We Act in a Way that is Fair, Honest and Transparent. We:

●	Understand our products and services and the rules that apply to them.

●	Offer our customers products and services that are appropriate for them.

●	Clearly and accurately explain the terms and conditions of our products and services, and give appropriate disclosures that are clear and not misleading.

●	Do not take advantage of, coerce, impose excessive or persistent pressure on, or provide false or misleading information to a customer or any member of the public.

●	Promptly escalate customer complaints or concerns.

●	Obtain proper and informed consent from our customers in line with the law, regulations and BMO Policies.

Managing Conflicts of Interest

Be aware of actual, perceived or potential conflicts and use good judgment to avoid them.

A conflict of interest can arise when there is a potential conflict between what is in your personal interest and what is in the best interest of BMO, our customers, employees or suppliers. A conflict can also exist if BMO’s interests may be materially opposed to the interests of our customers or suppliers. You must follow BMO Policies and local laws and regulations to promptly disclose matters that could pose a conflict of interest. Remember that a conflict of interest can exist even when we’ve behaved ethically. The existence, perception or appearance of a conflict is enough to harm BMO’s reputation.

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BMO’s Code of Conduct

CASE STUDY

Maintain a Customer Focus

You know your customer isn’t interested in a new credit card, but your manager continues to suggest ways to convince them to open a new card anyway so that you can meet your sales goals or scorecard targets. Is your manager doing the right thing?

Definitely Not! Customer needs should be prioritized over sales goals. Your manager is not complying with BMO Polices, the Code and regulatory requirements by pressuring you to recommend a product that the customer does not want or need, and prioritizing sales goals or scorecard targets over customer needs. BMO’s success relies on creating and maintaining an ethical culture. It’s vital that we continue to think about how we are achieving results and uphold our core values of Integrity, Diversity, Responsibility and Empathy in our daily work.

If you feel pressured to make decisions that don’t feel right, Speak Up!

Misuse of Position

●	Do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, personal friends, business associates or colleagues. Stay objective and avoid bias when making decisions.

●	Do not take unfair advantage of any customer, supplier, competitor or employee through manipulation, concealment, abuse of privileged information, misrepresentation, or any other unfair- dealing practice.

●	Do not use your employee banking privileges as a benefit for others or for personal profit; use them only for the purposes intended.

●	Do not use your position to harm our customers’ interests.

●	Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

Outside Activities

You must obtain prior approval before engaging in certain activities outside of BMO to ensure any potential, perceived or actual conflict with BMO’s interests is promptly identified and managed. Managers are responsible for reviewing and making decisions about the approval of outside activities, followed by Compliance.

Potential Conflict of Interest May Exist:

When assessing potential conflict situations, consider whether someone else would think that:

- Your personal interests have interfered with your independent exercise of good judgment,

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BMO’s Code of Conduct

- BMO or an employee would benefit unfairly, or

- The outcome would be inconsistent with our Code of Conduct or the Managing Employee Conflicts of Interest Operating Directive.

See the Managing Conflicts of Interest Operating Directive for more information.

Avoid Potential Conflicts with Suppliers

Do not source prospective customers by suggesting the possibility of becoming a BMO supplier, or offer special treatment to suppliers who are also BMO customers. If you have a personal relationship with a potential or existing supplier, ensure that you disclose it as a potential conflict and remove yourself from decisions relating to that supplier.

Some examples of outside activities that you must obtain prior approval for include, but are not limited to:

●	Certain volunteering activities — including volunteer board roles and activities which involve a commitment of time and effort outside of BMO.

●	Employment outside of BMO

●	Political participation — including running for public office, supporting a candidate who is running for office, or actively advocating for a cause.

●	Outside business interests — including director roles at a for-profit or not-for-profit entity, non-BMO company, or ownership interests in a business

●	Written, published material — including writing books, articles for publication, running a personal website or blog.

●	Real estate related activities — including the management and maintenance of multiple investment properties or using a real estate license.

LEARN MORE: For detailed information and additional guidance, see the Managing Conflicts of Interest Operating Directive and MCOI tool.

Do not use company resources or BMO premises to engage in personal activities. Unless the outside activity is BMO-sponsored, make it clear that BMO is not associated with the outside activity. Don’t make statements that might discredit BMO or our competitors. Do not engage in activities that conflict with local laws or regulations.

Did you know?

You must seek prior approval before engaging in certain outside activities so potential conflicts can be assessed. Please reach out to conflicts.interest@bmo.com if you have questions about what outside activities need to be disclosed.

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BMO’s Code of Conduct

Personal Investments and Financial Dealings

Do not approve bank expenditures for any entity that you, or any member of your immediate family, have a personal investment in, that could create a potential conflict of interest. Do not lend money to or borrow from customers or other employees, or accept the inheritance of a customer (subject to limited exceptions). Employees may not personally act as an Executor, Administrator, Power of Attorney or Trustee of an estate or trust for their customer or former customer that is not an immediate family member.

Managing Outside Activities

As BMO employees, our decisions and actions at work and in our personal lives can have unintended consequences for many people, not just ourselves. We all need to be mindful of how our choices can affect our colleagues, customers, friends, family, and the bank.

An actual, potential or perceived conflict of interest can occur in our outside-of-work activities just as easily as it can happen on the job. Everyone has the responsibility to know what steps must be taken to avoid actual, potential or perceived conflicts of interest.

[flow chart outlining steps for declaring outside activity]

Do you participate in activities outside of BMO?

No – No further action required!

Yes – Is your approval logged in the Managing Conflicts of Interest (MCOI) online tool?

Yes – Great Job! You have followed policy and Code of Conduct requirements. Don’t forget to update the MCOI online tool if your involvement changes.

No – Uh-oh! You need to obtain prior approval for your activities in the MCOI online tool

Do you know the steps?

Step 01 – Employees – complete the request form in the Managing Conflict of Interest (MCOI) online tool.* Wait for final approval before starting the activity. Speak to your manager if not received in a timely manner.

*	Employees in Asia must follow the local approval procedures.

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BMO’s Code of Conduct

Step 02 – People Managers – Review your direct report’s request in the MCOI online tool in a timely manner. Determine whether to approve, decline or request additional information. See the Managing Employee Conflicts of Interest Operating Directive for guidance.

Step 03 – Compliance Group – Complete second-line of defence review in a timely manner, using the MCOI Compliance tool.

Personal Relationships

Close personal relationships between employees who work together in supervisory/subordinate roles create a conflict of interest and raise concerns about favouritism. Always disclose close personal relationships in the workplace to your manager to avoid or manage potential conflicts of interest.

LEARN MORE: See the policy on Employee Conduct and Improper Practices for more details.

What are some examples of close personal relationships?

●	Relatives

●	Romantic relationships

●	Roomates

●	Business partners

What types of relationships must be disclosed for potential conflict of interest?

●	A personal relationship between employees in a supervisory/subordinate role

●	A personal relationship between employees where one may have, or be perceived to have, the ability to influence compensation, work or promotion prospects of the other

Did you know?

Gifts and Entertainment need to be logged in BMO’s Gift & Entertainment Tracker (G&E Tracker). You can also seek pre-approvals, when necessary, through the G&E Tracker. Some groups are subject to more stringent requirements or have their own tracking systems and may be exempted from using the G&E Tracker. Ensure that you follow the local reporting requirements that apply to your role and line of business. If you have any questions about logging thresholds or have questions about how to use the G&E Tracker visit the G&E Tracker Resources page or contact the Anti-Corruption Office.

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BMO’s Code of Conduct

Gifts, entertainment, other benefits, and payments

●	Do not offer, give or receive anything of value (including gifts, entertainment, political/charitable contributions, improper payments, employment opportunities or other benefits) which is intended to, or may, improperly influence a business decision, gain an unfair competitive advantage, obtain business, or compromise (or appear to compromise) the recipient’s or donor’s judgment or honest performance of their duties.

●	Do not directly or indirectly promise, approve or offer anything of value to a public official or use an intermediary to do so on your behalf without first seeking approval from the Anti-Corruption Office.

LEARN MORE: If you have a question or a concern, review the Anti-Bribery and Anti-Corruption Operating Directive, get advice from your manager, or consult with the Anti-Corruption Office.

Politics and Public Officials

●	The definition of “Public Official” is broader than just members of government and may include business associates such as employees of commercial enterprises that are state-owned or in which a government agency has an ownership interest and exercises some control. If you have any questions about the definition of Public Official, contact the Anti-Corruption Office for guidance.

●	Comply with legal, regulatory, and policy requirements for political participation, including using corporate funds to support political candidates, campaigns, committees, or other political groups on BMO’s behalf. Certain employees may be subject to additional limitations on personal political contributions.

●	In the U.S., use of company resources (such as email, letterhead, and phones) or facilities for a political purpose may constitute an in-kind political contribution and could violate campaign finance laws.

LEARN MORE: US Political Contributions Preclearance Operating Directive, and the Corporate Contributions Operating Directive

Corporate Opportunities

While working at BMO, you may identify a business opportunity that BMO has an interest in pursuing. You have an obligation to advance BMO’s interests and not to deprive BMO of an opportunity. Remember:

●	Do not compete with BMO or use corporate property, information or your position for improper personal gain.

●	Do not take for yourself an opportunity that is discovered while conducting business for BMO.

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BMO’s Code of Conduct

Commitment 5: Speak Up!

We speak up when something doesn’t seem right and support others who raise concerns.

Covered in this Commitment: Speak Up! Framework; Speak Up! Service; What is Misconduct; Where to Speak Up; Cooperate with Investigations and Audits; Manager Accountabilities; Retaliation

Each of us is responsible for speaking up when we have questions or see something that doesn’t seem right. Speaking up helps us sustain an ethical culture and supports our Purpose to: Boldly Grow the Good in business and life. It can take courage to ask questions, share feedback and raise concerns, but please be candid, be bold and be brave. Also know that you will be supported and protected from retaliation when you speak up.

Speak Up! Service

If you observe questionable behaviour that you don’t believe aligns with our Code, or you suspect someone working at BMO or providing a service on behalf of BMO is engaging, planning to engage or already engaged in misconduct, you need to Speak Up! and report your concern.

The Speak Up! Service facilitates secure, confidential, and anonymous reporting 24 hours a day, 7 days a week, in multiple languages.

BMO’s Speak Up! Framework brings together the key resources that support BMO’s commitment to creating and sustaining a Speak Up! culture where questions, concerns and feedback can be raised without fear of retaliation.

[Speak Up! Framework diagram]

Confidential and Anonymous Reporting

Whistleblower Process

Your Guidance

Speak Up! Playbook

The Foundation

BMO’s Code of Conduct

Commitment 5: Speak Up!

Supplier Code of Conduct

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BMO’s Code of Conduct

What is Misconduct?

Misconduct is behaviour that falls short of legal, professional, internal conduct or ethical standards. Misconduct conflicts with the Code and could harm BMO’s reputation, employees or others.

Some examples of misconduct you should report include:

Concerns about financial fraud, accounting irregularities, internal controls over financial reporting, or auditing matters

Failing to comply with BMO Policies, legal or regulatory requirements

Manipulating the capital markets or engaging in activities that could result in misleading customers and/or the marketplace

Offering or accepting bribes, kickbacks or facilitation payments

Conflicts of interest

Inappropriately accessing or sharing confidential information

Deceptive or manipulative market practices

Discriminatory or hateful social media posts

Harassment or workplace violence

Retaliation

Using the Speak Up! Service

When you raise a concern through the Speak Up! Service you have the option to provide your name and contact information, or you can raise your concern anonymously. Keep your concerns factual. Include as much detailed information as possible so that your report can be investigated. Useful details include:

●	date, time and location

●	names of person(s) involved, roles and their business group

●	the general nature of your concern

●	how you became aware of the issue

●	possible witnesses, and

●	any other information you believe supports your report. Do not upload or attach any potentially sensitive or confidential data from BMO’s systems with your report. We can obtain internal information that relates to your report directly from BMO’s systems.

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BMO’s Code of Conduct

Every year our Ethics Office receives a small number of reports that can’t be actioned or fully reviewed because limited information is provided. By sharing more information, you will help us to better assist you and investigate the concern.

“Speak up when something does not seem right. Ask questions if you are unsure. And in making the right decision, you can count on the unwavering support of the entire organization.”

Darryl White

Chief Executive Officer

Where to Speak Up! To raise a business- related question or concern, consult your manager or one of the departments listed in the Speak Up! Playbook.

If you want to report misconduct, contact one of our reporting channels:

Ethics Office

Oversees BMO’s Whistleblower Process. You can report any type of suspected misconduct, including concerns about financial reporting and accounting irregularities. You can contact us directly (ethics@bmo.com) or through our confidential and anonymous Speak Up! Whistleblower reporting service.

Global Investigations

For concerns involving internal fraud, criminal conduct, corruption or policy breaches.

Employee Relations

For workplace conflict, harassment, discrimination or other policy matters involving management of employees.

Chief Legal & Compliance Officer, International

For employees in the UK, Europe, Asia and Australia.

Cooperate with Investigations and Audits

●	Refer requests for information from regulators and auditors to the Legal and Compliance contacts for your business group. If the request does not identify a specific person, contact one of the departments listed in the Speak Up! Playbook.

●	Cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies.

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BMO’s Code of Conduct

●	Do not frustrate, circumvent inquiries or make false or misleading statements.

●	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.

●	Do not retaliate (or threaten to retaliate) against anyone cooperating with, or giving information to, investigations, audits, examinations or reviews, or allow anyone else to retaliate.

CASE STUDY

What if you have a concern about your manager?

Your manager is up against a tight deadline and everyone is feeling the stress. They encourage you to skip a few steps in the review process until the team is caught up on work, even though that goes against bank protocol. What should you do?

Think back to our Doing What’s Right model. Your inner voice should be telling you this is a bad idea and could cause regulatory and reputational harm to the bank. You could always express your discomfort to your manager. These actions go against bank protocol. If your manager insists on proceeding, this is the type of concern you should raise through any one of the reporting channels – either your manager once removed, Global Investigations, ER, the Ethics Office or anonymously through the Speak Up! Service.

Action Will Be Taken

After you raise a concern, it will be referred to the appropriate team for review. No further action is required from you unless you are contacted for more information. For privacy and confidentiality reasons, you will not be provided with specific details of an investigation, including the outcome, but be assured action will be taken in cases where a violation is found.

Speak Up!

Investigate

Respond

[flow chart outlining steps of Speak Up! process]

Concern Raised

Type – Alleged Misconduct

Investigate – Employee Relations (Harassment, Discrimination, Interpersonal Issues)

Investigate - Global Investigations (Policy breach, Corruption, Fraud)

Outcomes Including Consequences

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BMO’s Code of Conduct

Follow up with reporter and close file

Type – Feedback

Shared Internally

Follow up with reporter and close file

Manager Accountabilities (Creating a Safe Space)

BMO is committed to creating an environment where employees can speak up and be candid without fear of retaliation. Managers must lead by example and create an environment where their team members always feel safe speaking up. Managers have an obligation to protect employees who speak up from retaliation in any form.

What We Expect of our People Managers

If your role involves leading or managing people, you are accountable for creating safe spaces and leading by example. This includes:

Actively listening to employees and fostering an environment where employees feel comfortable and safe to speak up, ask questions and raise concerns

Maintaining an environment that prohibits retaliation

Understanding BMO’s Speak Up! resources so you know how and where to escalate concerns

Disclose

You must disclose information required by law. You do not need to provide notice to or get consent from BMO when you report possible violations of laws or regulations to a governmental agency or regulator or respond to formal inquiries or testify in connection with your report.

Retaliation

BMO has zero tolerance for retaliation. Retaliation can be any action that deters an employee from or punishes an employee for speaking up, or for supporting someone who is speaking up

Never retaliate against anyone who raises a concern. Take concerns you receive seriously and never make anyone feel they were wrong to raise them.

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BMO’s Code of Conduct

If you feel that you have been retaliated against for raising a concern, report it to Ethics, Employee Relations or through the Speak Up! Service.

Examples of Retaliation can Include:

-	an unjustified decision affecting your compensation or performance rating

-	withholding work-related information

-	excluding someone from an important meeting or work-related event

Did you know?

Retaliation includes firing, demoting, harassing, disciplining, discriminating against, taking adverse job action or any other behaviour that threatens or punishes an employee who in good faith:

●	Reports suspected misconduct by another employee, either internally or externally

●	Reports an incident of harassment, including sexual harassment or discrimination, either internally or externally

●	Provides information, participates or otherwise assists in any investigation of a concern

●	Refuses to engage in misconduct or prevents misconduct from being committed

●	Questions whether something is ethical or in accordance with the Code

●	Encourages or supports an employee to report a concern

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